LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

      Admitted in California

Revised Thursday August 11, 2005

Via Edgar

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:   Ms. Maryse Mills-Apenteng

Re:

Sprout Development Inc.

Form F-1, Amendment No. 6, Filed August 8, 2005

File Number 333-119735

Dear Ms. Mills-Apenteng:

This letter shall serve as the formal request of Sprout Development Inc., that the effective date of the Registration Statement on Form F-1, identified above, be accelerated to be effective as of Monday,  August 15th  at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

Sprout Development Inc. hereby acknowledges that:

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Should the SEC or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the SEC from taking any action on the filing.

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The action of the SEC or the staff acting by delegated authority in declaring the registration statement effective does not relieve Sprout Development from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

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Sprout Development may not assert the SEC’s comments and the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the SEC or any person under the United States’ federal securities laws.

Sprout Development advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

This request is made on the basis that all requests and comments made by your office pertaining to the Registration Statement have been fully responded to and the appropriate revisions to the Registration Statement have been made and filed.

Sincerely,

/s/W. Scott Lawler, Esq.

W. Scott Lawler, Esq.